UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 7, 2018

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Chief Information Officer

On February 7, 2018, Talend S.A. issued a press release to announce that it has appointed Eric Johnson as its Chief Information Officer, effective January 8, 2018. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

Mr. Johnson has served as Chief Information Officer of DocuSign, Inc., a cloud-based electronic signature platform, from October 2014 to January 2018. He also served as Senior Vice President and Chief Information Officer of Informatica S.A., an enterprise data management company, from July 2013 to October 2014. Prior to this, he served in various senior IT roles at Informatica between January 2002 and July 2013. Mr. Johnson holds a B.S. in Industrial Management from California Polytechnic State University — San Luis Obispo.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated February 7, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: February 7, 2018	By:	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer (Principal Financial Officer)